Upon notice duly given, a special meeting of shareholders of Calvert Mid Cap Value Fund (the "Fund") was held on November 15, 2010, for the purpose of voting on the merger of the Fund into Calvert Capital Accumulation Fund, a series of Calvert World Values Fund, Inc. With regard to the item being voted, the merger was approved with the following votes:

Affirmative:	1,353,771.236
Against:	9,870.137
Abstain:	44,219.828